EXHIBIT G (REVISED)


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     July __, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by August __, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After May __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     PROGRESS ENERGY, INC., ET AL. (70-9909)
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     Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), whose principal business address is 410 South Wilmington Street, Raleigh, North Carolina 27602, a registered holding company, and its wholly-owned public utility subsidiaries, Carolina Power & Light Company ("CP&L"), Florida Power Corporation ("Florida Power"), and North Carolina Natural Gas Corporation ("NCNG") (collectively, the "Utility Subsidiaries"), have filed an application declaration in this proceeding pursuant to Sections 6(a), 7, 9(a), 10, and 12(b) of the Act and Rules 42, 45 and 54 thereunder.


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     By order dated December 12, 2000 in File No. 70-9659 (the "December 12,
2000 Order"),1 the Commission authorized Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions. Among the other specific approvals granted, the Commission authorized: (1) Progress Energy to issue and sell common stock, preferred stock or other forms of preferred securities and unsecured long-term debentures ("Debentures") having maturities of up to 50 years in an aggregate amount at any time outstanding not to exceed $3.8 billion;
(2) Progress Energy to issue and sell commercial paper and other forms of unsecured short-term indebtedness ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $1 billion, provided that the aggregate principal amount of all indebtedness of Progress Energy at any time outstanding (including, specifically, Debentures, Short-term Debt and approximately $3.5 billion of short-term indebtedness ("Acquisition Debt") incurred by Progress Energy in order to finance, in part, its acquisition in November 2000 of all of the issued and outstanding common stock of Florida Progress) may not at any time exceed $5 billion (the "Progress Energy Debt Limit"); (3) NCNG to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $125 million; and (4) NCNG to issue and sell from time to time long-term debt securities and preferred securities having maturities of up to 50 years ("Long-term Securities") in an aggregate principal amount at any time outstanding which, when added to NCNG's Short-term Debt at any time outstanding, will not exceed $750 million (the "Overall NCNG Financing Limit"). In addition, the Commission authorized Progress Energy to establish and make short-term loans to the Utility Subsidiaries, and the Utility Subsidiaries to make loans to and borrow from each other, through a system money pool arrangement (the "Utility Money Pool"). Under the December 12, 2000 Order, NCNG is authorized to make borrowings under the Utility Money Pool in an amount at any time outstanding not to exceed $125 million.

     The applicants now request certain modifications to the December 12, 2000 Order, as follows: (1) an increase from $3.8 billion to $5 billion in the aggregate amount of common stock, preferred stock and other preferred securities and Debentures that Progress Energy may issue and have outstanding during the Authorization Period; (2) an increase in Progress Energy's Short-term Debt Limit from $1 billion to $2.5 billion; (3) an increase in the Progress Energy Debt Limit from $5 billion to $6 billion; (4) an increase in NCNG's Short-term Debt limit from $125 million to $400 million; and (5) a corresponding increase in the maximum amount of borrowings that NCNG may make under the Utility Money Pool from $125 million to $400 million. In addition, subject to obtaining further


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     1    See Progress Energy, Inc., et al., Holding Co. Act Release No. 27297.
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approval from the North Carolina Utilities Commission as and when required, NCNG also seeks authorization to issue Long-term Securities to Progress Energy and Progress Energy requests authorization to acquire Long-term Securities from NCNG.

     Except as stated in the preceding paragraph, Progress Energy and NCNG are not seeking any other changes or modifications to the terms, conditions or limitations otherwise applicable under the December 12, 2000 Order to any specific securities issued by Progress Energy or NCNG.

     Progress Energy states that the proposed increases in the authorized limits on issuing long-term equity and debt securities and Short-term Debt will enable it to complete the refinancing of the Acquisition Debt, fund intercompany loans to NCNG, and facilitate the consolidation of external short-term borrowing facilities maintained by certain of its subsidiaries. It is further stated that any direct borrowings by NCNG from Progress Energy will have interest rates and maturities that are designed to parallel Progress Energy's effective cost of funds.


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